                                            FILED BY SUIZA FOODS
                                            CORPORATION PURSUANT TO
                                            RULE 425 OF THE SECURITIES
                                            ACT OF 1933 AND DEEMED
                                            FILED PURSUANT TO RULE
                                            14a-12 OF THE SECURITIES
                                            EXCHANGE ACT OF 1934

                                            SUBJECT COMPANY:  DEAN FOODS COMPANY
                                            COMMISSION FILE NO. 1-08262

Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

                  The communication filed herewith is a letter
                 that Suiza intends to mail to its stockholders.



                                    * * * * *
                                                              [SUIZA FOODS LOGO]
April 16, 2001

Dear Fellow Shareholder:

I am very pleased to report that on April 5, 2001, we entered into a definitive agreement to acquire Dean Foods Company. Dean Foods is the nation's second largest dairy processor, producing a full line of branded and private label products sold under the Dean's(R) brand as well as several strong regional brands. Dean Foods, which has annual revenues of over $4 billion, is also an industry leader in certain other food products including pickles, powdered coffee creamers, aseptically packaged food service products and refrigerated dips and salad dressings.

We believe that the proposed transaction is an extremely compelling one that offers significant value to our shareholders. Merging our businesses will create a truly national dairy and specialty food company with the geographic reach, management depth and product mix necessary to grow and compete effectively against larger, diversified food and beverage companies. We believe that combining with Dean Foods will better position us to meet the needs of our customers, especially our large national customers who would benefit from the added service, convenience and value that a truly national dairy company could provide. With this transaction, we expect to create a powerful platform for driving innovation and efficiency for the benefit of our consumers and customers and for driving growth and profitability for the benefit of our shareholders. We also believe that our increased ability to invest in innovation should translate into increased consumption - a benefit for the entire industry, from dairy farmer to consumer.

Under the terms of our agreement with Dean Foods, each shareholder of Dean Foods will be entitled to receive total per share consideration of $21 in cash and
 .429 shares of our common stock. We will also assume $1 billion of Dean Foods' debt. Upon completion of the transaction, our current shareholders will own approximately 65% of our company, and Dean Foods' shareholders will own approximately 35%. We have agreed to increase the size of our Board of Directors from 10 to 15, with the additional 5 directors to be nominated by Dean Foods. Howard Dean, current Chairman of the Board and Chief Executive Officer of Dean Foods, will become Chairman of the Board of Suiza until his retirement in 2002. I will stay on as Chief Executive Officer, and re-assume the role of Chairman of the Board upon Howard Dean's retirement. Pete Schenkel will continue to serve as President of Suiza Dairy Group, which will be combined with

Dean Foods' dairy group, and Bing Graffunder will continue to head Morningstar Foods, which will be combined with Dean Foods' National Refrigerated Products group. Because the Dean name has significant customer and consumer recognition in the dairy industry, simultaneously with the closing of the transaction we will change our name to Dean Foods Company.

In connection with the proposed acquisition of Dean Foods, we have also entered into an agreement to repurchase Dairy Farmers of America's 33.8% stake in Suiza Dairy Group in exchange for approximately $165 million in cash, a promissory note in the amount of $50 million and the operations of six dairy plants located in areas where our operations overlap with those of Dean Foods.

Attached you will find a press release containing more information about the proposed transactions with Dean Foods and Dairy Farmers of America.

Completion of the proposed transactions is subject to the receipt of necessary regulatory approvals and certain other customary closing conditions, and to the approval of a majority of our shareholders and Dean Foods' shareholders. Once we have received the requisite regulatory approval, we will distribute to you a joint proxy statement/prospectus and other relevant documents containing more detailed information about the proposed transactions. We urge you to read the joint proxy statement/prospectus when it becomes available, because it will contain important information that you should consider in determining your vote. You will be able to obtain the joint proxy statement/prospectus and other documents that we file with the Securities and Exchange Commission in connection with the proposed transaction free of charge at the Securities and Exchange Commission's website at www.sec.gov, or by writing or calling us at 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75219, Attention: Investor Relations, 1-800-431-9214.

Thank you for your continued support of our company, and I look forward to seeing you at our upcoming Annual Meeting of Shareholders to be held May 17 in Dallas.

Sincerely,

/s/ GREGG L. ENGLES

Gregg L. Engles
Chairman of the Board and Chief Executive Officer

[SUIZA FOODS LOGO]                                             [DEAN FOODS LOGO]

                  SUIZA FOODS AND DEAN FOODS ANNOUNCE MERGER,
                  CREATING $10 BILLION NATIONAL FOOD COMPANY

 Companies Have Complementary Operations, Products, Distribution Networks and

  Geographic Strengths and Strong Commitment to Quality and Customer Service

         Dean Shareholders to Receive Total Value of $40.92 Per Share,

       Consisting of $21.00 Cash and 0.429 Shares of Suiza Common Stock

                     Transaction, Valued at $2.5 Billion,

  Will Be 5%-10% Accretive to Cash Earnings Per Share in the First Full Year

     $120 Million in Annual Synergies by End of Third Year After Closing;

             $60 Million Expected in First Full Year After Closing

         Company to be Named Dean Foods; Headquarters to be in Dallas

         DALLAS and FRANKLIN PARK, Ill. - April 5, 2001 - SUIZA FOODS CORPORATION (NYSE: SZA) AND DEAN FOODS COMPANY (NYSE: DF) TODAY ANNOUNCED THEY HAVE SIGNED A DEFINITIVE AGREEMENT UNDER WHICH THE TWO COMPANIES WILL MERGE TO FORM A NATIONAL DAIRY AND SPECIALTY FOODS COMPANY WITH $10 BILLION IN REVENUE. THE MERGED COMPANY, TO BE NAMED DEAN FOODS, WILL BE WELL POSITIONED TO MEET THE NEEDS OF ALL CUSTOMERS, WHETHER LOCAL, REGIONAL OR NATIONAL. BASED ON THE CLOSING STOCK PRICE OF SUIZA ON APRIL 4, 2001, THE TRANSACTION IS VALUED AT $2.5 BILLION, INCLUDING THE ASSUMPTION OF $1.0 BILLION IN DEBT.

         The merger brings together two companies with complementary operations, products and distribution networks, and expands both Suiza's and Dean's geographic reach. Both companies share a common commitment to customer service, product quality and innovation.

         The combined company anticipates achieving annual synergies of $120 million by the end of the third year after closing. $60 million in synergies should be realized in the first full year after closing. The synergies will come from areas spanning the combined company's business, including general and administrative expenses, purchasing, plant and operating efficiencies, manufacturing, marketing and distribution.

         The transaction will be accretive by 5%-10% in the first year after closing to cash earnings per share. The term `cash earnings per share' assumes the adoption of the new Business

Combinations and Intangibles exposure draft issued by the Financial Accounting Standards Board.

         "THIS IS AN EXTREMELY COMPELLING TRANSACTION THAT OFFERS SIGNIFICANT VALUE TO SHAREHOLDERS OF BOTH COMPANIES. THE MERGER IS AN IMPORTANT STEP IN DELIVERING ON OUR ONGOING GROWTH STRATEGY AND POSITIONING US FOR THE FUTURE," SAID GREGG ENGLES, SUIZA'S CHAIRMAN AND CHIEF EXECUTIVE OFFICER. "THE VIRTUAL COMPLETION OF OUR NATIONAL GEOGRAPHIC FOOTPRINT, WITH ITS ASSOCIATED BENEFITS IN CUSTOMER SERVICE AND EFFICIENCY ACROSS OUR MANUFACTURING AND DISTRIBUTION SYSTEMS, WILL PROVIDE US MATERIAL AND ONGOING BENEFIT. LIKEWISE, THE ADDITION OF DEAN'S SPECIALTY FOODS AND THE COMBINATION OF THE NATIONAL REFRIGERATED PRODUCTS GROUP WITH OUR MORNINGSTAR VALUE-ADDED BUSINESS WILL PROVIDE AN ENHANCED PLATFORM TO CREATE SHAREHOLDER VALUE FOR YEARS TO COME."

         ENGLES CONTINUED, "BY COMBINING WITH DEAN FOODS, WE WILL ALSO GENERATE GREATER EFFICIENCIES AND SCALE TO INVEST IN INNOVATION AND GROWTH. THIS OPPORTUNITY SHOULD TRANSLATE INTO INCREASED CONSUMPTION - A BENEFIT FOR THE ENTIRE INDUSTRY, FROM DAIRY FARMERS TO CONSUMERS."

         Upon closing, the merged company will carry the Dean Foods name and will be headquartered in Dallas. Howard Dean, Chairman and CEO, Dean Foods, will serve as Chairman of the Board of the merged company. Gregg Engles, Chairman and CEO of Suiza Foods, will be CEO of the merged company, and will assume the Chairman's role upon Dean's retirement. Both Dean and Engles will be members of the merged company's executive and management committees.

         The transaction has received the unanimous approval of both companies' Boards of Directors and is expected to close in the third quarter of 2001.

Terms of the Agreement

         Under the terms of the agreement, Dean Foods shareholders will receive total consideration of $40.92 per common share, consisting of $21.00 in cash and
0.429 shares of Suiza common stock, a premium of 26% based on the closing prices of both companies on April 4, 2001. Suiza will also assume $1.0 billion of debt.

         Upon completion of the transaction, there will be approximately 43 million basic shares of the new Dean Foods Company stock outstanding, with current Suiza shareholders owning approximately 65% of the company and Dean Foods shareholders holding approximately 35%. Simultaneously with the change of Suiza's name to Dean Foods on the closing date, its trading symbol on the New York Stock Exchange will be DF.

         The new Dean Foods Board of Directors will consist of the existing 10 Suiza members and 5 members to be nominated by Dean Foods.

         "By combining, Suiza and Dean are demonstrating a commitment to provide our customers with the best possible products and services in every market we serve," said Howard Dean, Dean Foods Chairman and CEO. "The combined resources and strengths of the new Dean Foods should provide greater opportunities for the employees of both companies and lay the foundation for continued growth into the future. I look forward to working with Gregg as the company begins its next stage of growth."

         Engles added: "This merger will create continuing opportunities for our employees as we build a larger, stronger company. We will draw upon the significant industry expertise and talent of both companies."

         Completion of the transaction is contingent upon approval by a majority of shareholders in both companies, certain regulatory approvals and other customary closing conditions.

         The Dean Foods quarterly dividend of $0.225 per common share will be paid at the discretion of the Dean Foods Board until closing. After closing, the dividend will be discontinued.

         Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated were advisors to Suiza; Goldman, Sachs & Co. advised Dean Foods.

Repurchase of DFA Interest

         In connection with the transaction, Suiza has also agreed to repurchase the 33.8% stake in Suiza Dairy Group that is owned by the Dairy Farmers of America, Inc. (DFA) for a consideration of approximately $165 million in cash and the operations of six plants located in five states where Suiza and Dean Foods overlap. Plant names and locations include: Barber, Birmingham, Ala.; Velda, Miami, Fla.; Velda, Winter Haven, Fla.; H. Meyer, Cincinnati, Ohio; Coburg, N. Charleston, S.C.; Cream O Weber, Salt Lake City, Utah. Following the DFA transaction, all of the U.S. Dairy operations will be 100% owned by the shareholders of the new Dean Foods.

         Said Engles, "We carefully analyzed the areas of overlap and identified these operations to resolve potential regulatory concerns and ensure that approval for this pro-competitive transaction is secured in a timely manner. This transaction will create a world-class competitor in the food industry. The new Dean Foods will be a powerful platform for driving innovation and efficiency for the benefit of our consumers and customers and for driving growth and profitability for the benefit of our employees and shareholders."

         Merrill Lynch & Co. advised Dairy Farmers of America, Inc. in these transactions.

                                      # # #

         A conference call to discuss the announcement will be held at 10:00 a.m. eastern today. The call may be accessed live by visiting either http://www.suizafoods.com or http://www.deanfoods.com.

ABOUT DEAN FOODS:

         Dean Foods is one of the nation's leading dairy processors and distributors producing a full line of branded and private label products, including fluid milk, ice cream and extended shelf life products, which are sold under the Dean's and other strong regional brand names. Dean Foods is the industry leader in other food products including pickles, powdered non-dairy coffee creamers, aseptically packaged foodservice products, and refrigerated dips and salad dressings. More information about Dean Foods can be found on its web site at http://www.deanfoods.com.

ABOUT SUIZA FOODS:

         Suiza Foods Corporation, based in Dallas, Texas, is the nation's leading fluid dairy processor and distributor, producing a full line of company-branded and customer-branded products. National brands include International Delight(R), Second Nature(R), Naturally Yours(R), Mocha Mix(R), Sun Soy(TM), kidsmilk(TM) and fitmilk(R). Regional brands consist of Adohr Farms(R), Barbe's(R), Brown's Dairy(TM), Broughton(R), Country Fresh(R), Dairymen's(R), Flav-O-Rich(R), Lehigh Valley Farms(R), London's(R), Meadow Gold(R), Model Dairy(TM), Garelick Farms(TM), Oak Farms(R), Robinson(R), Schenkel's All Star Dairy(TM), Schepps(R), Shenandoah's Pride(R), Suiza(TM), Louis Trauth(TM), Tuscan(R), Velda Farms(R) and West Lynn Creamery(R), as well as Celta(R) in Spain. Suiza also sells products under partner or licensed brands in certain regions, including Borden(R), Lactaid(R), Foremost(R) and Pet(R). Additionally, the company owns approximately 43% of Consolidated Container Company, one of the nation's largest manufacturers of rigid plastic containers.

Some of the statements in this press release are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to
(i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza Foods and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.

Other Legal Information

Suiza Foods and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus when its becomes available and any amendments or supplements to the joint proxy statement/prospectus as well as any other relevant documents filed with the SEC, because they will contain important information concerning the proposed transaction. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza Foods and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400) or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Investor Relations (tel 847-678-1680).

Suiza, Dean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean in favor of the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean and their beneficial ownership of Dean common stock are set forth in the proxy statement for the 2000 annual meeting of Dean. You may obtain the proxy statements of Suiza and Dean free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

CONTACTS:

Suiza Foods                                    Dean Foods
Financial:                                     Financial:
   Cory Olson/P.I. Aquino                         Barbara Klein (847) 233-5263
   (214) 303-2299                                 William Luegers (847) 233-5361
Media:                                         Media:
   Richard Coyle/Owen Blicksilver/Jim Barron      LuAnn Lilja
   (212) 687-8080                                 (847) 233-5459